

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 4561

July 28, 2009

Peter Masanotti
Chief Executive Officer
MedQuist Inc.
1000 Bishops Gate Blvd., Suite 300
Mount Laurel, NJ 08054

> **Re: MedQuist Inc.
> Preliminary Information Statement on Schedule 14C
> Filed July 10, 2009
> Current Report on Form 8-K
> Filed July 14, 2009
> File No. 001-13326**

Dear Mr. Masanotti:

We have completed our review of the above-referenced filings and have no further comments at this time.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile (856) 206-4211
Mark R. Sullivan, Esq.